Mail Stop 7010

      April 6, 2006

Richard H. Irving, III, Esq.
Senior Vice President, General Counsel and Secretary
Blount International, Inc.
4909 SE International Way
Portland, Oregon 97222-4679

Re:	Blount International, Inc.
	Amendment No. 1 to Form S-3
	Filed on March 27, 2006
	File No. 333-132024

Dear Mr. Irving:

      We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears that Lehman Brothers is an affiliate of the company and may make a market in the securities in the primary offering. Please amend to register the market-making activities of Lehman, including the alternate pages for the market making prospectus or confirm supplementally that there will be an effective registration statement for such sales before Lehman begins market-making.


Registration Cover Page

2. We note your response to prior comment 7. Since you are not using
Rule 429 to combine the previous shelf registration statement, please file a post-effective registration statement to the other registration statement to remove any of the securities which remain unsold.

3. It is not clear whether the primary offering is $450 million or whether this amount includes the resale shares. The class of securities, number of securities, offering price and fee payable with respect to the resale offering must be separately allocated in the fee table. Although footnote (3) states that you are relying on Rule
457(o) for the primary offering and Rule 457(c) for the resale, the filing fee does not reflect that the fee for the resale securities is based on the average of the high and low prices on the New York Stock
Exchange. Please revise. Also clarify in the prospectus, including on the prospectus cover page and under the section "About this Prospectus," the aggregate amounts being sold in the primary offering and the resale offering.

Selling Shareholders, page 16

4. We note your response to prior comment 18. Please disclose the selling shareholder`s representations in the prospectus. If you cannot provide these representations in the prospectus, state that this seller is an underwriter.

Exhibit 5.1

5. Please revise to indicate the aggregate amount of the primary offering.

6. We note your response to prior comment 8 and that you are registering guarantees of the notes. Please revise Exhibit 5.1 to opine that the guarantees are the legal, binding obligations of the guarantors.

	As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions to Brigitte Lippmann, at (202) 551-
3713, or me at (202) 551-3767.

Sincerely,



Jennifer Hardy
Branch Chief


cc:	Ronald Cami, Esq.
	Cravath, Swaine & Moore LLP
	Worldwide Plaza
	825 Eight Avenue
	New York, NY 10019
Richard H. Irving, III, Esq.
Blount International, Inc.
April 6, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE